SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of June, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





        Ryanair Announces Extension of Share Buy Backs into Close Period


Further to its previously announced share buy back programme, Ryanair Holdings Plc ("Ryanair" or "the Company") advises that any Ordinary Shares of nominal value EUR0.00635 ("Shares") which Ryanair buys back between 30 June 2007 and 1 August, 2007 (inclusive), being two business days following the announcement of Ryanair's first quarter results for the period to 30 June, 2007 on 31 July, 2007, will be repurchased under an irrevocable non-discretionary programme executed by Davy. Davy will make its trading decisions in relation to Ryanair's Shares repurchased under the buy back programme independently of, and uninfluenced by, Ryanair. Shares repurchased will, as previously announced, be cancelled.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Ryanair's general authority to repurchase shares and Chapter 9 of the Listing Rules of the Irish Stock Exchange and Chapter 12 of the Listing Rules of the United Kingdom Listing Authority.

Ryanair confirms that it is not currently aware of any unpublished price sensitive information.

Ends.                    29 June, 2007


CONTACTS:

Ryanair Holdings Plc     Murray Consultants       Davy
Howard Millar            Pauline McAlester        Eugenee Mulhern
Tel: 00 353 1 8121212    Tel: 00 353 1 4980300    Tel: 00 353 1 679 6363




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  29 June 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director